SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2004

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)


                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F X Form 40-F __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes __ No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

                         Internet Gold-Golden Lines Ltd.

6-K Items

1. Press Release re Internet Gold Reports 142% Increase in Sales of Antivirus Service dated January 12, 2004.

                                                                          Item 1

Press Release                                              Source: Internet Gold

Internet Gold Reports 142% Increase in Sales of Antivirus Service

Monday January 12, 7:03 am ET

PETACH TIKVA, Israel, Jan. 12 /PRNewswire-FirstCall/ -- Internet Gold (Nasdaq:
IGLD - News) today announced that sales of its antivirus service increased 142% in the past two quarters and that approximately 40% of the Company's broadband subscribers are now using this new service. The antivirus service, supplied by Mirapoint Inc., protects the mailboxes of Internet Gold's subscribers from viruses, Trojan horses and other malicious attacks.

The antivirus service, designed for mail servers, is an industry-leading solution scalable to any size network. Updates designed to quickly defend against the latest e-mail virus attacks are delivered automatically. The program provides system administrators with the tools they need to combat the growing threat from malicious e-mail.

Eli Holtzman, CEO of Internet Gold, commented: "Our first obligation is to ensure an enjoyable and secure Internet experience for our subscribers. So we are pleased to offer this comprehensive antivirus solution, and we are particularly pleased that such a large portion of our broadband subscribers have quickly recognized the program's value. We expect sales of the antivirus service to continue to increase in 2004. As a complementary service, we are now planning to market an anti-spam system, and we expect to offer the service to our subscribers by the end of the first half of 2004. We foresee that development and sale of products like these will be a significant contributor to our growth."

About Internet Gold

Internet Gold is a leading Internet service provider in Israel. The Company provides a wide array of Internet services tailored to the needs of residential and business subscribers, including Internet access and related value-added services, as well as content through its portals. The Company provides the full variety of Internet access services including Broadband access via DSL lines and Cables, dial-up and private lines. Internet Gold operates the leading portal in Israel through its MSN Israel subsidiary (50.1%) with Microsoft Corp. and is a leading e-Commerce provider in Israel through its e-Commerce joint venture, Gold Trade (48.3%). In addition, Internet Gold has two wholly owned subsidiaries, Gold Mind focusing on Internet value added services and Internet Gold International specializing in international internet and communication services. For additional information about Internet Gold, please visit our Website at www.igld.com.

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report filed with the Securities and Exchange Commission and its other reports as filed from time to time with the Securities and Exchange Commission.

     For further information, please contact:
     Ms. Idit Azulay, Internet Gold
     +972 3 939-9848
     idita@co.zahav.net.il
     or
     Mrs. Ayelet Shaked Shiloni
     Integrated IR
     +972 3 635-6790
     ayelet@integratedir.com

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                         INTERNET GOLD-GOLDEN LINES LTD.
                                  (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date:  January 12, 2004